July 22, 2014

Mr. Patrick Gilmore

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

RE:	LogMeIn, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed March 10, 2014

Form 10-Q for the Quarterly Period Ended March 31, 2014

Filed April 30, 2014

File No. 001-34391

Dear Mr. Gilmore:

In response to your letter dated June 23, 2014 regarding the LogMeIn, Inc. (referred to in the responses below as “LogMeIn” or the “Company”) Form 10-K for the fiscal year ended December 31, 2013 and Form 10-Q for the quarterly period ended March 31, 2014, we offer the following responses:

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 30

1.	We note your disclosure on page 11 that your ability to grow depends in part on subscription renewals. We also note that in your earnings release calls you disclose your gross renewal rate. Please tell us what consideration was given to disclosing your gross renewal rate in MD&A.

Response:

The Company respectfully informs the Staff that the gross renewal rate disclosed by the Company on its quarterly earnings calls is an approximate calculation which takes into consideration a number of variables that are specific to the Company and its individual products, which is intended to provide interested investors with general information about the Company’s overall renewal rates across its entire portfolio of products for that particular period. The Company believes that there are a number of different methodologies used by other

LogMeIn, Inc., 320 Summer Street, Boston, MA 02210

Phone (800) 993-1790    Fax (781) 998-7792    www.LogMeIn.com

companies within the SaaS industry to calculate their own renewal rates. Therefore, after careful consideration, the Company has historically elected not to disclose its gross renewal rate in its MD&A in order to avoid potentially misleading those readers who may then look to compare the Company’s approximate gross renewal rate to the renewal rates of other peer companies within the SaaS industry; companies that may have used a different methodology to calculate their own renewal rate.

Results of Consolidated Operations

Years Ended December 31, 2012 and 2013

Income Taxes, page 36

2.	It appears that your effective tax rate is impacted by the relative mix of earnings and losses within the taxing jurisdictions in which you operate. In this regard, we note your disclosure that the effective tax rate was impacted by foreign losses in 2013 and per the table on page 64, the foreign tax rate differential had a significant impact on your effective tax rate in 2013. Please tell us what consideration you gave to providing disclosures that explain, in greater detail, the relationship between the foreign and domestic effective tax rates. To the extent that specific countries have had a more significant impact on your effective tax rate, tell us how you considered disclosing this information and including a discussion regarding how potential changes in such countries’ operations may impact their results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350.

Response:

The Company respectfully informs the Staff that the Company’s effective tax rate is impacted by the relative level and mix of earnings and losses within each taxing jurisdiction in which it operates, as well as the difference between U.S. and foreign income tax rates.

In 2013, the Company incurred losses without a related tax benefit in one of its Irish subsidiaries, which significantly increased its effective tax rate. The statutory tax rates applicable to the Company’s Irish subsidiaries are significantly lower than the U.S. tax rate of 35%. The losses incurred by the Company in 2013 were the result of lower revenue recognized and costs incurred to ramp-up operations of the Company’s Irish subsidiaries in their initial year. These losses are not expected to recur in future periods.

The Company respectfully submits that it provided disclosure on pg. 36 of its Form 10-K intended to highlight for the reader the most relevant factors that resulted in the year-over-year difference in the Company’s effective tax rate, namely that the Company had incurred losses in certain foreign jurisdictions without any corresponding tax benefits. As for including a discussion regarding how potential changes in such countries’ operations may impact their results of operations, the Company also included a statement on pg. 36 indicating that it believed that the losses incurred were temporary and therefore its future effective tax rate would return to historic levels as those foreign losses decreased. For these reasons, the Company believed that it had provided the reader with enough general details needed to understand how the foreign tax rate differential impacted the Company’s overall effective tax rate in 2013 and the likely expected trend for the near future. However, the Company hereby acknowledges the Staff’s comment and will provide enhanced disclosure beginning in its Form 10-Q for its second quarter of fiscal year 2014.

Key Non-GAAP Financial Measures, page 40

3.	We note that you have added patent litigation and acquisition related expenses back to arrive at non-GAAP operating cash flow, a liquidity measure. Please explain your basis for adjusting this non-GAAP measure for these items and tell us what consideration was given to Item 10(e)(1)(ii) of Regulation S-K which prohibits excluding charges that require cash settlement from a non-GAAP liquidity measure.

Response:

The Company hereby acknowledges the Staff’s comment regarding its addition of patent litigation and acquisition related expenses to arrive at its non-GAAP operating cash flow measure, and confirms that it will exclude this measure from future filings.

Notes to Consolidated Financial Statements

Note 2: Summary of Significant Accounting Policies

Revenue Recognition, page 53

4.	We note that for multiple element arrangements you recognize revenue for each delivered item or items as a separate earnings process when they have value to the customer on a standalone basis. Please tell us how you allocate the consideration received in the arrangement to all deliverables and describe the significant factors, inputs, assumptions and methods used to determine the allocation. Please also tell us what consideration was given to disclosing this information. Refer to ASC 605-25-30-2 and ASC 605-25-50-2(e).

Response:

The Company respectfully informs the Staff that it allocates consideration to each delivered item in its multiple element arrangements that have stand-alone value at the inception of the arrangement based the Relative Selling Price Method as prescribed in ASC 605-25-30-2. Selling price is established for these deliverables using the required three-level hierarchy regardless of whether those deliverables have been delivered or if they remain undelivered. The three-level hierarchy requires the Company to establish the selling price for each deliverable based on Vendor Specific Objective Evidence (“VSOE”), and, if VSOE does not exist, on Third Party Evidence (“TPE”), or finally, on Estimated Selling Price if TPE does not exist. Total arrangement consideration is then proportionately allocated to the deliverables based on their relative selling prices.

The multi element arrangements, for which Company recognizes revenue for each delivered item or items as a separate earnings process as they have standalone value, relate to the bundled sale of its BoldChat subscription and professional services. The Company allocated arrangement consideration to the deliverables based on its best estimate of the selling prices, following the criteria above.

The Company did not disclose this information in its Annual Report on Form 10-K as it believes the revenue associated with these arrangements is immaterial. In fiscal year 2013, the Company had sales of BoldChat arrangements containing professional services with an aggregate estimated selling price of approximately $150,000, or less than one-tenth of a percent of the Company’s total annual revenue in 2013. In future filings, the Company will disclose that amounts recognized under multiple element arrangements are immaterial, or to the extent they are not immaterial, expand the related disclosure.

5.	We note your disclosure that multiple-element arrangements typically include subscription and professional services. Please describe the types of professional services you provide that do have standalone value. As part of your response, please tell us what consideration you gave to disclosing the general timing of performance of these professional services. Refer to ASC 605-25-50-2(c).

Response:

The Company respectfully informs the Staff that it sells subscriptions to its BoldChat product, which is typically implemented by the customer without any assistance from the Company. Occasionally, the Company sells BoldChat bundled with professional services that have stand-alone value. The Company offers three professional services packages including implementation services, implementation assistance services, and consulting services to help customers optimize their use of BoldChat. Additionally, customers buy these professional services from third-party service providers. These engagements are typically completed within one to three months.

The Company did not disclose this information in its Annual Report on Form10-K as it believes the revenue associated with these arrangements is immaterial. Please see the Company’s response to Question 4 for additional information related to the Company’s materiality assessment. To the extent these revenue become material, the Company will enhance the related disclosures.

Note 10. Stock Incentive Plan, page 67

6.	We note you granted certain restricted stock units that have a market and service condition. Please tell us whether these awards have graded vesting features and if so how this feature impacts the recognition of expense. Refer to the authoritative guidance you relied upon when determining your accounting.

Response:

The Company respectfully advises the Staff that, to date, it has not issued restricted stock units that have a market and service condition and graded vesting features.

Form 10-Q for the Quarterly Period Ended March 31, 2014

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Consolidated Operations, page 19

7.	Your disclosures on page 19 indicate that the majority of the increase in revenues was due to a significant increase in the number of subscribers. We also note that in your Form 10-K you disclose the number of subscribers for the periods presented. Please explain your basis for not disclosing the number of subscribers in your Form 10-Q. In this regard, we note that it appears that this would be a useful indicator of revenue.

Response:

The Company respectfully informs the Staff that prior to the first quarter of 2014, it had historically disclosed its subscriber count in its Forms 10-K and 10-Q. The subscriber count includes all customers with at least one paid subscription, regardless of the specific product purchased, the quantity of subscriptions purchased, the mix of products purchased or the total value of the products purchased. As a result of the Company’s broad customer and product mix, a consumer could have paid $59.99 for an initial LogMeIn Pro subscription while a large multinational technology company could have purchased a large LogMeIn Rescue subscription for $100,000 per year or more. In this example, each customer is accounted for as one customer in the Company’s subscriber count. Additionally, add-on purchases from current subscribers are not accounted for in the subscriber count.

As disclosed on Page 19 of the Company’s 10-Q, the increase in revenue from new customers and the total number of subscribers was in part attributable to the Company’s strategic decision to discontinue offering LogMeIn Free, which was the Company’s free remote access service. The Company experienced significant growth in total sales and total subscribers in part because of this business model change, as a significant number of former LogMeIn Free users transitioned to either the Company’s premium remote access service, LogMeIn Pro, or its premium IT management product, LogMeIn Central.

This dramatic product mix change caused by the significant number of new customers purchasing low cost LogMeIn Pro and Central subscriptions during the three month period ending March 31, 2014 led the Company to discontinue disclosing the subscriber count number beginning in 2014 as any metrics derived from it were materially impacted by the business model change and therefore lacked comparability to prior periods and where not considered meaningful.

Liquidity and Capital Resources, page 21

8.	We note your disclosure on page 39 of your Form 10-K where you disclose the amount of cash held by foreign subsidiaries and the tax effect if you were to repatriate your undistributed earnings. Please tell us how you considered providing similar disclosure in your Form 10-Q.

Response:

The Company respectfully informs the Staff that it disclosed the amount of cash held by its foreign subsidiaries and the tax effect if the Company were to repatriate its undistributed earnings in its Form 10-K as required by Regulation S-K. The Company did not provide an update to this disclosure in its subsequent Form 10-Q as the change in cash held its by foreign subsidiaries as of March 31, 2014, as compared to December 31, 2014, was immaterial and as the Company believes that cash on-hand, along with projected future cash flows in the U.S., are sufficient to fund its future U.S. operations and business plans. The Company hereby acknowledges the Staff’s comment and will include this disclosure in future Form 10-Q’s if its foreign cash balances or the impact of repatriation of foreign earnings change materially from those reported in its most recently filed Form 10-K.

In providing its response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of disclosures in the filings it makes with the Securities and Exchange Commission;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions, please feel free to contact Michael J. Donahue, the Company’s General Counsel, at 781-638-9094, James F. Kelliher, the Company’s Chief Financial Officer, at 781-638-9078, or me at 781-638-9059.

Sincerely,

/s/ Michael K. Simon
Michael K. Simon
President and Chief Executive Officer